

Mail Stop 3720

January 25, 2007

Mr. James Murphy
Chairman, Chief Executive Officer, and Principal Financial Officer
Datameg Corporation
9 West Broadway, Suite #214
Boston, MA 02127

> **Re: Datameg Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended September 30, 2006**
> **File No. 333-128060**

Dear Mr. Murphy:

We have reviewed your supplemental response letter dated December 1, 2007 as well as your filing and have the following comments. As noted in our comment letter dated October 16, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Statement of Stockholders Equity (Deficit)

1.   We note your response to our previous comment 1. In regards to your January 11, 2005 issuance of 1.750 million shares, the compensation for services should be accrued and expensed over the service period, not at the date of issuance. Please revise or advise. With regard to all other issuance noted in your response, please tell us when and how you recorded the expense related to these issuances.

Note O. Stock Subscription Receivable

2.   We note your response to our previous comment 4. Please provide us with your proposed detailed future disclosure regarding the collection of $420,000.

Form 10-QSB for the Fiscal Quarters Ended June 30, 2006

K. Commitments and Contingencies
Commitments:

3.　　We note your response to our previous comment 4. Please tell us when you plan to file an amendment and tell us your consideration for filing an Item 4.02 Form 8-K.

Form 10-Q for the Fiscal Quarters Ended September 30, 2006

Condensed Consolidated Statement of Cash Flows
Supplemental Cash Flow Information

4.　　Please revise to disclose your non-cash investing and financing activities for the Nine Months Ended September 30, 2006.

K. Commitments and Contingencies
Contingencies

5.　　You state that you recorded a gain of $466,667 in the third quarter 2006. However based on your Condensed Consolidated Statements of Operations we could not determine if this gain was recorded. Please advise.

*　　*　　*　　*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Sharon Virga, Senior Staff Accountant, at (202) 551-3385 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director